Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

October 30, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Portfolio 21 (S000004945)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your October 11, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 528 to its registration statement.  PEA No. 528 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 30, 2013, and effectiveness has been extended and is designated to become effective on October 31, 2013.  The purpose of PEA No. 528 was for the purpose of providing certain material disclosure changes to the SEC for review.  The Trust is filing this PEA No. 540 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 540 will become effective simultaneously with PEA No. 528 on October 31, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses table.

The Trust responds by confirming that AFFE is not expected to exceed 0.01%.  Additionally, the line item has been added to the Fees and Expenses table.

3.	Please confirm supplementally that the Fund will not invest in derivatives.

The Trust responds by confirming that the Fund does not intend to invest in derivatives.

4.	In the “Principal Investment Strategies” section on page 5 of the Prospectus, please clarify whether the minimum investment in foreign securities is 30% or 40%.

After confirming with the Fund’s adviser, the Trust has revised the referenced paragraph to clarify that the Fund’s minimum investments in foreign securities will be 40%.

5.	Please undertake to supplement the Prospectus if at any time the Fund invests a material amount of its net assets in any one non-U.S. country.

The Trust responds by undertaking to supplement the Prospectus if at any time, the Fund invests a material amount of its net assets in any one non-U.S. country.

6.
In the “Principal Investment Strategies” section on page 1 of the Prospectus, please clarify the definition of foreign companies to indicate that they include securities that are “principally” traded on non-U.S. exchanges

The Trust responds by revising the disclosure accordingly.

7.
Within the Fund’s investment risk disclosure regarding “Foreign Securities and Emerging Markets Risk,” please include reference that the Fund’s investments in foreign securities may be subject to less transparency and information as well as subject the Fund to foreign taxes.

The Trust responds by revising the disclosure accordingly.

8.
Please confirm and clarify that the MSCI World Equity Indices noted in the Average Annual Total Returns table are the same as the indices that were referenced in the Fund’s previous prospectus (i.e., MSCI World Index).  Additionally, please define the “GTR” and “NTR” abbreviations used.

The Trust responds by confirming that the indices are the same indices referenced in the Fund’s previous prospectuses.  Additionally, the Trust has defined the abbreviations “GTR” and “NTR” as “Gross Total Return” and Net Total Return” respectively in the Index Definitions section of the Prospectus on page 22.

9.
On page 13 of the Prospectus, please consider expanding the disclosure under the “Purchases by Mail” section to indicate that because receipt of purchase orders by the U.S. Postal Service does not constitute receipt by the Fund, there could be a delay in processing a shareholder’s purchase order.

The Trust responds by adding reference to the possibility of delay in processing a shareholder’s purchase order as requested.

10.	On page 15 of the Prospectus in the heading “How to Redeem Shares”, consider adding the word “Sell” in parentheses to clarify that “redeem” means “sell.”

The Trust responds by adding the parenthetical as requested.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

11.
Please add disclosure regarding securities lending, if applicable, (See, State Street No Action Letter Release No. 10666).  Be sure the disclosure indicates that (1) the securities lending activity is limited to no more than 33 1/3%; (2) the expenses associated with securities lending are not included in the Fee Table of the Prospectus; (3) additional income is earned and split by the Fund; (4) the Fund is the only entity that bears a risk of loss; and (5) the Board has a duty to recall securities on loan, among other things.

The Trust responds by revising the disclosure as requested.

12.
On page B-12 of the SAI, please consider adding a sentence to the paragraph after the Non-Fundamental Investment Restrictions that clarifies that any further investment by the Fund would be limited to securities that would not cause the Fund to violate any of the investment restrictions.

The Trust responds by adding the following sentence to the end of the referenced paragraph:

The Fund will ensure that any purchase of securities made by the Fund will not cause the Fund to violate the percentage thresholds noted.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:   Domenick Pugliese, Esq., Paul Hastings LLP